UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING
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SEC FILE NUMBER
1-6615

CUSIP NUMBER
868168105

Commission File Number 1-6615
(Check one):                      [  ]  Form 10-K   [  ]  Form 20-F    [  ]  Form 11-K   [X]   Form 10-Q
[  ] Form 10-D  [  ]  Form N-SAR    [  ]  Form N-CSR

For period ended:  June 27, 2010

[  ] Transition Report on Form 10-K
[  ] Transition Report on Form 20-F
[  ] Transition Report on Form 11-K
[  ] Transition Report on Form 10-Q
[  ] Transition Report on Form N-SAR

For the transition period ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:
________________________________________________________________________________________

PART I — REGISTRANT INFORMATION

Superior Industries International, Inc.
________________________________________________________________________________________
Full Name of Registrant

________________________________________________________________________________________
Former Name if Applicable

7800 Woodley Avenue
________________________________________________________________________________________
Address of Principal Executive Office (Street and Number)

Van Nuys, CA 91406
__________________________________________________________________________________________________
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[X]	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
[X]	(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Although management of Superior Industries International, Inc. (the “Company”) has been working diligently to complete all of the required information for its quarterly report on Form 10-Q for the fiscal quarter ended June 27, 2010 (the “Form 10-Q”), the Company is unable, without unreasonable effort or expense, to complete the financial statements and related disclosures to be included in the Form 10-Q on or before August 6, 2010 due to unanticipated delays experienced in the preparation of the Form 10-Q.   These delays were primarily a result of performing a financial statement quarter close for the first time using the Company’s recently implemented Enterprise Resource Planning (ERP) system as well as the result of recently implemented changes to the legal structure associated with the Company’s operations in Mexico.

The Company expects that it will be able to complete the work described above in time for the Company to file its Form 10-Q for the three and six months ended June 27, 2010 within the five-day extension provided by Rule 12b-25.

PART IV — OTHER INFORMATION

(1)      Name and telephone number of person to contact in regard to this notification

Emil J.  Fanelli            818          902-2700
________________________________________________________________________________________
(Name)                 (Area Code)(Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed ? If answer is no, identify report(s).[X] Yes[  ]  No

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

 [X]     Yes [  ] No

Net sales are expected to increase for the quarter and half year ended June 27, 2010 when compared to the comparable periods in the prior year, primarily as a result of an increase in unit shipments caused by increased demand.

It is expected that gross margin will increase for the quarter and half year ended June 27, 2010 when compared to the comparable periods in the prior year, primarily due to higher plant utilization rates due to the increase in demand and the absence of certain severance and plant shut-down costs in the current year.

Selling, general and administrative expenses are expected to be slightly higher for the quarter and half year ended June 27, 2010 when compared to the comparable periods in the prior year.  This increase is primarily as a result of the increase in expenses related to our ERP implementation, legal and consulting fees associated with implementing certain tax strategies and increase in certain compensation expense related accruals.

During the quarter and half year ended June 28, 2009, we recorded $2.9 million and $11.8 million of long-lived asset impairment charges.  During the quarter and half year ended June 27, 2010, there were no impairments of our long-lived assets.

The Company is not able to able to provide definitive estimates of the changes in net sales, net income, gross margin or operating expenses until the Company completes its preparation and review of the financial statements and related disclosures that need to be included in the Form 10−Q.

SUPERIOR INDUSTRIES INTERNATIONAL, INC.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: August 9, 2010	By:	/s/ Emil J. Fanelli
Emil J. Fanelli
Chief Accounting Officer and acting Chief Financial Officer